Tempus Applied Solutions Holdings, Inc.

c/o The Chart Group, LP

555 Fifth Avenue, 19th Floor

New York, New York 10017

VIA EDGAR

July 1, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	Tempus Applied Solutions Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 11, 2015

File No. 333-201424

Dear Mr. Dobbie:

Tempus Applied Solutions Holdings, Inc. (“Tempus Holdings”, “we”, “our” or “us”) hereby responds to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made in respect of Amendment No. 2 to our Registration Statement (the “Registration Statement”) on Form S-4, filed June 11, 2015, as such comments were set forth in your letter dated June 25, 2015. For your convenience, we have repeated the Staff’s comments below in bold type, and have followed each comment with our response in plain type.

References to “Chart” are to Chart Acquisition Corp., a blank check company that is entering into a business combination (the “Business Combination”) with Tempus Applied Solutions, LLC (“Tempus”). Following the business combination, Tempus Holdings will be the public, parent company of Chart and Tempus, and Chart and Tempus will be private subsidiaries of Tempus Holdings.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined in our responses herein are to Amendment No. 3 to the Registration Statement (“Amendment No. 3”), being publicly filed contemporaneously with the private submission of this letter.

General

1.	We note that you expanded the fee table to include a number of classes of securities that relate to the Financing. Please tell us why you believe it is appropriate to include these securities as part of the registered offering. It appears that the investment decision related to the offer and sale of these securities may have been completed prior to the inclusion of those securities as part of this registration statement.

Response: We agree with the Staff that, as stated in the comment above, the investors participating in the Financing have completed their investment decision. To be clear, it is our view that the completed investment decision was the investors’ decision to purchase, privately and on an unregistered basis, and prior to the Business Combination, the securities of Tempus Financing Sub (in the case of the New Investors) and the securities of Chart Financing Sub (in the case of the Affiliate Investors). Those purchases were agreed pursuant to definitive, irrevocable agreements entered into on June 10, 2015. The price for the purchases being made by the New Investors will be deposited in escrow following confirmation that the Staff has no further comments on the Registration Statement, with such escrow to be released upon instructions provided to the escrow agent solely by an unrelated third party, and with such release being subject to no conditions within the control of the New Investors. Upon such release, the purchases will be closed, prior to the Business Combination, and will result in the investors being security holders of Tempus Financing Sub and Chart Financing Sub, respectively, each of which entity is a constituent entity in the mergers that will effectuate the Business Combination. As a result, the investors will be indistinguishable as a matter of law from the holders of securities of Chart and the holders of securities of Tempus, which are the other constituent entities in the mergers that will effectuate the Business Combination.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

July 1, 2015

As a result of the foregoing, we believe it is appropriate for the New Investors to be able to exchange their privately purchased securities in Tempus Financing Sub for Tempus Holdings securities in the registered offering for the Business Combination, just as Chart’s stock and warrant holders will be able to exchange their Chart securities for Tempus Holdings securities in the registered offering for the Business Combination, and holders of Tempus membership interests will be able to exchange their Tempus securities for Tempus Holdings securities in the registered offering for the Business Combination. For this reason, we added to the Registration Statement fee table the securities that will be offered to the New Investors in exchange for their Tempus Financing Sub securities. No other securities have been added to the fee table. In particular, we note that, because the Affiliate Investors will be affiliates of Tempus Holdings following the Business Combination, we will not register the securities that will be exchanged for their Chart Financing Sub securities, and we have not added those securities to the Registration Statement fee table.

2.	Please also tell us why you believe it is appropriate to register the offer and sale of these securities on a registration statement on Form S-4. Refer to General Instruction A.1 of Form S-4.

Response: General Instruction A.1 of Form S-4 states in part that Form S-4 may be used for the registration of securities to be issued in, among other circumstances,

●	“a transaction of the type specified in paragraph (a) of Rule 145” (including, as set forth in Rule 145, “[a] statutory merger or consolidation or similar plan or acquisition” in which securities of a corporation or other person held by security holders will be exchanged for securities of another person); and

●	“a merger in which the applicable state law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired”.

It is our view that the offer and sale of the Tempus Holdings securities being offered in exchange for the New Investors’ securities qualifies for registration under each of the separate provisions quoted above. As more fully described in our response to Comment No. 1, above, the offer and sale of Tempus Holdings securities being made to the New Investors is simply an exchange of Tempus Holdings securities for the securities they have previously privately purchased in one of the constituent entities in the mergers that will effectuate the Business Combination, and are indistinguishable as a matter of law from the exchanges being offered to holders of Chart and Tempus securities.

Summary Term Sheet, page 1

3.	Please refer to the first bullet point on page 3. We note the disclosure that if any of Chart’s stockholders exercise their redemption rights, the ownership interest in Tempus Holdings of Chart’s public stockholders will decrease. Please disclose if it is possible that this may result in Chart’s public stockholders having no ownership interest in Tempus Holdings, if all redemption rights can be exercised. Please make similar revisions throughout for clarity.

Response: We have revised the first bullet point on page 3 of Amendment No. 3 and have made similar revisions on pages i, 10, 22, 70, 109 and 183 of Amendment No. 3.

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

July 1, 2015

Unaudited Pro Forma Condensed Combined Financial Information, page 31

Notes to Unaudited Pro Forma Condensed Combined Financial Information as of and for the period ended December 31, 2014, page 37

4.	Please revise adjustment (C) to include the pro forma amount of shares issued in the financing given that the pro forma financial statements should assume relevant transactions take place as of the beginning of the period. Your revised disclosure should be presented in a level of detail that will enable readers to recalculate the amount of shares issued in each relevant transaction (consideration to sellers and financing transactions) similar to your adjustment (O) on page 36.

Response: We have revised adjustment (C) to the pro forma financial information for the year ended December 31, 2014 to include the pro forma amount of shares issued in the Financing, and have revised the text of the corresponding footnote (C) to present the information therein in a level of detail that will enable readers to recalculate the amount of shares issued in each relevant transaction (including as consideration to Sellers and in the Financing), similar to the presentation of information in our adjustment (P) to the pro forma financial information as of and for the period ended March 31, 2015 (formerly adjustment (O) thereto). We have made similar revisions on page 164 of Amendment No. 3.

Comparative Per Share Data, page 38

5.	Please revise the amount of units/shares outstanding for Chart at March 31, 2015 and December 31, 2014 to 5,226,924 and 8,785,309, respectively. In this regard, we note the amounts disclosed do not include your redeemable shares as indicated by footnote (b).

Response: We have revised the Comparative Per Share Data to reflect outstanding units/shares of 5,226,924 and 8,785,309, respectively, and we have included redeemable shares as indicated in our footnote (b) to the table.

Exhibit 5.1

6.	We note you have included additional securities in the fee table. Please revise your opinion to cover all of the securities that you are now registering.

Response: Our counsel have so revised their legal opinion. Please see Exhibit 5.1 to Amendment No. 3.

Exhibit 99.1

7.	We note your response to our prior comment 11, but do not see a revised proxy card and re-issue the comment. Please mark your proxy card as “preliminary.” Refer to Exchange Act Rule 14a-6(e)(1).

Response: We have included the proxy card, marked “preliminary”. Please Exhibit 99.1 to Amendment No. 3.

* * *

U.S. Securities and Exchange Commission

Re: Tempus Applied Solutions Holdings, Inc.

July 1, 2015

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Chart’s legal counsel, Richard Baumann, Esq., of Ellenoff Grossman & Schole LLP, at 646-895-7112 (direct office), 917-882-2727 (mobile) or rbaumann@egsllp.com, or to contact me at 212-350-8205.

Very truly yours,

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.

By:	/s/ Christopher D. Brady
Name: Christopher D. Brady
Title: President

cc:	Ellenoff Grossman & Schole LLP

Alston & Bird LLP